UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: AngloGold Ashanti to make a strategic investment in G2 Goldfields Inc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

AngloGold Ashanti to make a strategic investment in G2 Goldfields Inc.

AngloGold Ashanti plc (“AGA” or the “Company”) is pleased to announce that it intends, subject to execution of definitive documentation and satisfaction of customary conditions, to subscribe (the “Subscription”) for 24,500,000 common shares (the “Shares”) in G2 Goldfields Inc. (“G2”) at C$0.90 per share for total consideration of C$22,050,000.

Following completion of the Subscription, AGA will own approximately 11.7% of G2’s issued and outstanding Shares.

G2 is actively exploring in Guyana, a country which hosts the Guiana Shield, one of the world’s most prospective gold provinces. The Guiana Shield is host to a number of significant deposits including the Aurora (6Moz) and Omai (5Moz) mines and the Toraparu (7.0Moz) deposit in Guyana; the Rosebel (13.7Moz) and Merian (6Moz) mines in Suriname; and the Montagne d’Or (3.9Moz) and Camp Caiman (2.9Moz) deposits in French Guiana.

The G2 team, led by Patrick Sheridan, Executive Chairman and Dan Noone, CEO is comprised of professionals who have been directly responsible for the discovery of millions of ounces of gold in Guyana as well as the financing and development of Aurora, Guyana’s largest gold mine.

G2’s principal OKO project comprises the OKO Main Zone and Ghanie deposits. G2 announced in April 2022, an Indicated Mineral Resource estimate for the OKO Main Zone containing 220,000 oz Au (793,000 tonnes grading 8.63 g/t Au) and an Inferred Mineral Resource estimate of 974,000 oz Au (3,274,000 tonnes, grading 9.25 g/t Au). G2 intends to publish a Mineral Resource update in the first half of 2024.

G2 has other exploration targets within a 20km radius of OKO Main and Ghanie, which are located directly adjacent to Reunion Gold Corporation’s OKO West discovery and where an Indicated and Inferred Mineral Resource of 4.24Moz, grading 1.91 g/t, was published in June 2023.

AGA believes that G2’s exploration properties have significant growth potential.

As part of the Subscription, AGA will be granted pre-emptive and top-up rights for future security issuances by G2.

Commenting on the Subscription, Alberto Calderon, CEO of AngloGold Ashanti said “This strategic investment in G2 will provide us with a strong position in one of the world’s key gold provinces with significant potential for new discoveries. We look forward to G2’s continued exploration success as the Guiana Shield continues to develop.”

The Subscription is expected to close in January 2024. subject to execution of definitive documentation and satisfaction of customary conditions.

ENDS

19 December 2023

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc’s (the “Company”, “AngloGold Ashanti” or “AGA”) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (“SEC”) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Mineral Reserves, Mineral Resources and Exploration Results Disclosure
In this communication, AngloGold Ashanti relies on information publicly disclosed by G2 pertaining to the OKO Main Zone deposit and by Reunion Gold pertaining to the OKO West discovery.  AngloGold Ashanti has not independently verified this information and is not treating such information as a current estimate of Mineral Resources, Mineral Reserves or exploration results.

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: 19 December 2023

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary